July 28, 2004 (Restated March 2, 2006)

PAN AMERICAN SILVER REPORTS SHARPLY HIGHER PROFITS
ON RECORD SILVER PRODUCTION
(all amounts in US dollars unless otherwise stated)

This press release presented below reflects the effects of the restatement on the consolidated financial statements as at June 30, 2004 and for the three and six month periods ended June 30, 2004. See "Restatement" following Management's Discussion and Analysis (“MD&A”) for further discussion of this matter.  Apart from revisions described under “Restatement” in the MD & A, this news release has not been revised for new events or developments.

SECOND QUARTER HIGHLIGHTS

•

Net earnings of $3.4 million for the quarter versus a net loss of $1.2 million in the second quarter of 2003. Consolidated revenue increased 69% over the second quarter of 2003 to $21.2 million.

•

Record quarterly silver production of 2.6 million ounces, an increase of 19% over the same period of 2003.

•

Cash flow from operations, before changes to non-cash working capital, increased to $2.4 million, versus $0.24 million in 2003. Year-to-date, cash flow from operations before working capital changes increased to $5.3 million.

•

Eliminated 99% of $86.25 million in convertible debt through conversion of outstanding debentures. Outstanding project loans also pre-paid in full, leaving Company virtually debt free.

•

Package of non-core Peruvian properties near Quiruvilca sold to Barrick Gold Corp. for $3.65 million.

FINANCIAL RESULTS

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) reported consolidated revenue for the second quarter of $21.2 million, 69% greater than revenue in the second quarter of 2003 due to increased silver production, higher realized metal prices and the sale of accumulated concentrate inventory from the first quarter. Net earnings for the quarter were $3.4 million compared to a net loss of $1.2 million in 2003.  A one-time gain of $3.65 million from the sale of Peruvian properties was partially offset by $1.3 million in debt settlement expense relating to the debenture conversion, $0.7 million in stock-based compensation expense and $1.1 million in increased exploration and development expenditures. Cash flow from operating activities before changes to non-cash working capital increased to $2.4 million.

Consolidated silver production for the second quarter was 2,593,078 ounces, a 19% increase over the second quarter of 2003 and the greatest quarterly production in the Company’s history. Better-than-expected production from Quiruvilca, Huaron and the pyrite stockpiles more than compensated for below-forecasted results from La Colorada. The Company remains on track to produce 11.5 million ounces of silver in 2004. Zinc production of 7,589 tonnes was 3% lower than in the second quarter of 2003 while lead production of 4,201 tonnes was 10% lower due to lower grades at Huaron.

1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147
www.panamericansilver.com

Cash costs at Huaron, Quiruvilca, and the pyrite stockpiles averaged under $3.50/oz, however, lower-than-expected production at La Colorada pushed cash costs at that operation to $6.42/oz.  As a result, consolidated cash costs for the quarter dropped only 8% from 2003, to $4.05/oz. Total production costs were $5.00/oz.

For the six months ended June 30, 2004, consolidated revenue totaled $36.9 million versus $20.4 million in the year-earlier period. Net earnings were $1.3 million versus a loss of $2.75 million in the first half of 2003.

Consolidated silver production in the first six months of 2004 was 5,009,191 ounces, a 16% increase over 2003.  Zinc production of 14,828 tonnes was 14% lower than in 2003.  Lead production was 23% lower at 8,095 tonnes and copper production of 1,291 tonnes was 28% lower. Cash production costs for the first six months declined 8% to $3.90/oz, while total production costs rose 3% to $4.88.

Working capital at June 30, 2004 including cash and short-term investments of $118.7 million, improved to $125.3 million, an increase of $43.4 million from December 31, 2003. The improvement in working capital resulted primarily from the issuance of 3.33 million shares in February 2004 for net proceeds of $54.8 million. The proceeds were used to prepay a $9.5 million loan incurred for the La Colorada expansion and to repay a $3.5 million loan relating to the Huaron mine.  Up to an additional $37 million from the proceeds are expected to be used for the purchase of the Morococha mine in Peru, which is scheduled to close in August. During the second quarter, the Company converted 99% of its $86.25 million convertible debentures, incurring a one-time interest payment of $11.2 million. As of June 30, 2004 only $819,000 of the convertible debentures remain outstanding, and with the bank loans repaid, the Company is virtually debt free. Capital spending in the quarter was $2.6 million, down from $3.9 million a year earlier. Exploration spending increased from $492,000 in the first half of 2003 to $1.1 million in the first half of 2004 largely reflecting increased activity at Manantial Espejo where the Company continues to aggressively move the project towards completion of a feasibility study.

Ross Beaty, Chairman of Pan American said, “This was a record quarter for production and earnings and it marks a significant turning point for Pan American. We have strong cash flow, we are debt free with $119 million in cash, we have projects in the pipeline that will continue to deliver tremendous growth and we are profitable. Pan American marked its 10th anniversary this year and I am extremely pleased at our success in building the world’s pre-eminent silver mining company during this period. Our challenge now is to build on these achievements and to deliver even better performance in the future.”

OPERATIONS AND DEVELOPMENT HIGHLIGHTS

PERU

The Quiruvilca mine has dramatically improved its performance and in the second quarter produced 621,311 ounces of silver at cash and total production costs of $3.52/oz, down from cash costs of $5.80/oz and total costs of $5.83/oz in the year-earlier period. For the first half of the year, the mine produced 1,238,201 ounces of silver at a cash cost of $3.21/oz. Development drilling at Quiruvilca has identified a major new vein structure approximately 20 meters from existing underground infrastructure. Given the location of the new vein, development costs are expected to be low and will allow Quiruvilca to continue to mine profitably well into the future.

As expected, silver production at the Huaron mine in the second quarter of 2004 returned to normal levels.  The mine produced 1,100,510 ounces of silver at a cash cost of $3.77/oz. Year-to-date the mine has produced 2,064,595 ounces at a cash cost of $3.96/oz.  During the quarter the Company replaced one of the two mining contractors with its own employees, which is expected to lead to decreased cash costs beginning in the third quarter. The recently completed $1 million exploration drilling program successfully intersected several ore-grade zones which could add significantly to mineable ore reserves. Further exploration drilling and development will be conducted this year as part of the expansion project at Huaron.

The Silver Stockpile Operation continued to generate excellent cash flow, producing 261,746 ounces of silver at a cash cost of $2.72/oz during the most recent quarter.  Year to date the Company has produced 548,311 ounces from the silver stockpiles at a cash cost of $2.81/oz. The increased cash costs in 2004 reflect a sliding-scale refining charge, which increases as the silver price rises.

The Company has initiated the final steps necessary to complete the Morococha Mine acquisition, which was announced in February 2004.  As part of the acquisition agreement, the net earnings from Morococha since November 1, 2003, estimated at $4.5 million, have been retained in Argentum as cash and receivables. Assuming the Morococha purchase closes in August as is expected currently, the mine should contribute 1.4 million ounces of silver to Pan American’s production in 2004 at a cash cost of $3.25/oz. Over the longer term, Morococha is expected to add approximately 3.5 million ounces of annual silver production at a cash cost of less than $3/oz.

MEXICO

While second-quarter production from the La Colorada mine increased to 415,828 ounces as compared to 229,557 ounces in 2003, production rates and cash production costs of $6.42/oz for the quarter have been disappointing.  Total silver production from La Colorada for 2004 is now expected to be 1.8 million ounces, approximately 40% lower than originally anticipated. Consequently, cash costs will also be significantly higher than predicted at $5.50/oz for the year. A combination of factors has contributed to the disappointing results: worse than expected ground conditions, which have slowed both development and mining; increased dewatering requirements; and areas of high clay content in the ore, which have negatively affected recoveries and mill throughput. A revised mining and processing plan has been developed and is now being implemented to address these issues.  The primary component of the plan will see a switch to more selective narrow-vein mining, which will decrease tonnage but will increase grade substantially. The Company still expects La Colorada to achieve an annualized production rate of 3.5 million ounces at cash costs of less than $3.50/oz, however, the timing will be determined by the speed of dewatering and execution of the new mine plan.

The feasibility study update on the Alamo Dorado project continues to progress with the completion of a new geological model, the advancement of critical permits and the start of testing to recover cyanide used in a conventional milling process. A production decision continues to be anticipated at the end of the year.

ARGENTINA

A 12,000 meter drilling program completed on the 50% owned Manantial Espejo silver-gold joint venture has been extremely successful and has been extended. Drilling continues to intersect new vein structures and to expand the two main systems on the property, the Maria and the Karina Union. Hatch Engineers have been retained to develop an operating and capital cost estimate for the project and the results of this study incorporating a completed resource estimate are expected to be available in September. The feasibility study remains on track for completion early in 2005.

BOLIVIA

At the San Vicente property, a small-scale test mining program has produced 247,494 ounces of silver in the first half of the year to Pan American’s account, at the same time as the Company has continued to move forward with a feasibility study. EMUSA, a Bolivian mining company, will continue to carry out the test mining program under a site services agreement.

SILVER MARKETS

The silver price opened the quarter at $7.94/oz, dropping to $5.49/oz before rebounding to close at $5.91/oz on June 30, 2004 for an average price of $6.25.  The silver price remains very volatile, but has continued to gain ground in July and was up 10% over year-end 2003 as of mid-July. In May the 2004 World Silver Survey was released by the Silver Institute. A summary can be found on Pan American’s website. Industrial use of silver increased 3% to 351 million ounces, jewelry and silverware grew 4% to 277 million ounces, photographic demand fell by 4.7% to 196 million ounces and coinage demand grew by 7.5% to 35 million ounces. Silver mine supply fell slightly to 596 million ounces. The silver deficit of 92 million ounces was mostly filled again by the 83 million ounces sold from government inventories – primarily Chinese. These stockpiles are considered nearly depleted and the demand-supply fundamentals for silver remain strong.

Pan American will host a conference call to discuss the results on Wednesday, July 28, 2004 at 11:00 a.m. Pacific time (2:00 p.m. Eastern time).  North American participants please call toll-free 1-877-825-5811. International participants please dial 1-973-582-2767. The conference may also be accessed live from the investor relations section of the Pan American website at www.panamericansilver.com. To listen to a playback for one week after the call, dial 1-877-519-4471 and enter the pass code 4983122.

For More Information, please contact:

Brenda Radies, Vice-President Corporate Relations (604) 806-3158

www.panamericansilver.com

- End -

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals , technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F

Financial & Operating Highlights

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003

Consolidated Financial Highlights (in thousands of US dollars)

Net income (loss) for the period	$ 3,352	$ (1,156)	$ 1,329	$ (2,747)
Loss per share	(0.09)	(0.02)	(0.17)	(0.05)
Cash flow from operations before working capital adjustments	2,375	243	5,298	42
Capital spending	2,983	3,903	6,562	8,440
Exploration expense	1,137	492	1,665	988
Cash and short-term investments	118,736	11,151	118,736	11,151
Working capital	$ 125,355	$ 5,875	$ 125,355	$ 5,875

Consolidated Ore Milled & Metals Recovered to Concentrate

Tonnes milled	315,425	294,826	613,292	589,039
Silver metal - ounces	2,593,078	2,180,607	5,009,191	4,330,659
Zinc metal - tonnes	7,589	7,838	14,828	17,181
Lead metal - tonnes	4,201	4,692	8,095	10,504
Copper metal - tonnes	673	1,017	1,291	1,784

Net smelter return per tonne milled	$ 58.30	$ 36.74	$ 60.41	$ 38.56
Cost per tonne	45.19	37.95	43.59	38.18
Margin (loss) per tonne	$ 13.11	$ (1.21)	$ 16.82	$ 0.39

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce	$ 4.05	$ 4.40	$ 3.90	$ 4.25
Total production cost per ounce	$ 5.00	$ 4.87	$ 4.88	$ 4.75

In thousands of US dollars
Direct operating costs & value of metals lost
in smelting and refining	$ 15,728	$ 11,974	$ 30,760	$ 24,146
By-product credits	(6,006)	(3,387)	(12,189)	(7,558)
Cash operating costs	9,722	8,587	18,571	16,587
Depreciation, amortization & reclamation	2,282	923	4,655	1,973
Production costs	$ 12,004	$ 9,510	$ 23,225	$ 18,561

Ounces used in cost per ounce calculations	2,399,395	1,951,050	4,761,697	3,904,390

Average Metal Prices
Silver - London Fixing	$ 6.25	$ 4.59	$ 6.47	$ 4.63
Zinc - LME Cash Settlement per pound	$ 0.47	$ 0.35	$ 0.48	$ 0.35
Lead - LME Cash Settlement per pound	$ 0.37	$ 0.21	$ 0.38	$ 0.21
Copper - LME Cash Settlement per pound	$ 1.26	$ 0.74	$ 1.25	$ 0.75

Mine Operations Highlights	Three Months ended		Six Months ended
	June 30		June 30
	2004	2003	2004	2003
Huaron Mine
Tonnes milled	166,675	154,900	314,480	312,940
Average silver grade - grams per tonne	233	258	231	261
Average zinc grade - percent	3.29%	3.68%	3.28%	3.87%
Silver - ounces	1,100,510	1,151,012	2,064,595	2,350,713
Zinc - tonnes	4,225	4,781	8,020	10,283
Lead - tonnes	3,178	3,614	5,851	8,030
Copper - tonnes	372	423	759	688

Net smelter return per tonne	$ 58.34	$ 42.90	$ 60.10	$ 44.26
Cost per tonne	43.35	41.06	44.96	40.80
Margin (loss) per tonne	$ 14.99	$ 1.84	$ 15.14	$ 3.46

Total cash cost per ounce	$ 3.77	$ 4.04	$ 3.96	$ 3.82
Total production cost per ounce	$ 5.07	$ 4.72	$ 5.27	$ 4.49

In thousands of US dollars
Direct operating costs & value of metals lost
in smelting and refining	$ 7,821	$ 6,776	$15,324	$13,542
By-product credits	(3,668)	(2,126)	(7,151)	(4,558)
Cash operating costs	4,153	4,650	8,172	8,985
Depreciation, amortization and reclamation	1,421	779	2,714	1,574
Production costs	$ 5,575	$ 5,429	$10,887	$10,559

Ounces for cost per ounce calculations	1,100,510	1,151,012	2,064,595	2,350,713

Quiruvilca Mine
Tonnes milled	93,745	123,924	185,965	245,269
Average silver grade - grams per tonne	237	180	236	181
Average zinc grade - percent	3.53%	2.82%	3.76%	3.17%
Silver - ounces	621,311	614,274	1,238,201	1,234,028
Zinc - tonnes	2,850	2,940	6,075	6,680
Lead - tonnes	977	983	2,108	2,286
Copper - tonnes	267	594	490	1,096

Net smelter return per tonne	$ 60.42	$ 29.69	$ 63.48	$ 32.10
Cost per tonne	43.73	38.71	43.25	38.94
Margin (loss) per tonne	$ 16.69	$ (9.02)	$ 20.23	$ (6.84)

Total cash cost per ounce	$ 3.52	$ 5.80	$ 3.21	$ 5.63
Total production cost per ounce	$ 3.52	$ 5.83	$ 3.17	$ 5.78

In thousands of US dollars
Direct operating costs & value of metals lost
in smelting and refining	$ 4,403	$ 4,822	$ 8,704	$ 9,949
By-product credits	(2,216)	(1,261)	(4,728)	(3,001)
Cash operating costs	2,188	3,561	3,977	6,948
Capital spending expensed and carrying value adjustment	-	20	(48)	184
Production costs	$ 2,188	$ 3,582	$ 3,929	$ 7,133
Ounces for cost per ounce calculations	621,311	614,274	1,238,201	1,234,028

	Three Months ended		Six Months ended
	June 30		June 30
	2004	2003	2004	2003
La Colorada Mine
Tonnes milled	38,347	16,002	91,389	30,830
Average silver grade - grams per tonne	480	489	437	500
Silver - ounces	415,828	229,557	910,590	426,269
Zinc - tonnes	34	117	122	218
Lead - tonnes	46	95	136	188

Net smelter return per tonne	$62.27	$-	$62.77	$-
Cost per tonne	82.44	-	60.73	-
Margin (loss) per tonne	$(20.17)	$-	$2.04	$-

Total cash cost per ounce	$6.42	$-	$5.36	$-
Total production cost per ounce	$8.08	$-	$7.17	$-

In thousands of US dollars
Direct operating costs & value of metals lost
in smelting and refining	$2,792	$-	$5,194	$-
By-product credits	(123)	-	(311)	-
Cash operating costs	2,669	-	4,883	-
Depreciation, amortization and reclamation	692	-	1,644	-
Production costs	$3,361	$-	$6,528	$-

Ounces for cost per ounce calculations	415,828	-	910,590	-

Pyrite Stockpile Sales
Tonnes sold	21,991	15,388	44,836	26,844
Average silver grade - grams per tonne	370	375	380	370
Silver ounces	261,746	185,764	548,311	319,649

Net smelter return per tonne	$42.04	$31.51	$44.99	$31.22
Cost per tonne	0.42	0.55	0.47	0.63
Margin (loss) per tonne	$41.62	$30.96	$44.52	$30.59

Total cash cost per ounce	$2.72	$2.02	$2.81	$2.05
Total production cost per ounce	$3.36	$2.69	$3.43	$2.72

In thousands of US dollars
Value of metals lost in smelting and refining	$712	$375	$1,538	$654
By-product credits	-	-	-	-
Cash operating costs	712	375	1,538	654
Depreciation, amortization and reclamation	169	123	344	215
Production costs	$881	$499	$1,882	$869

Ounces for cost per ounce calculations	261,746	185,764	548,311	319,649

	Three Months ended		Six Months ended
	June 30		June 30
	2004	2003	2004	2003
San Vicente Mine*
Tonnes milled	16,658	-	21,458	-
Average silver grade - grams per tonne	424	-	422	-
Average zinc grade - percent	3.63%	-	3.65%	-
Silver - ounces	193,683	-	247,494	-
Zinc - tonnes	480	-	611	-
Copper - tonnes	34	-	42	-

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(in thousands of US dollars)
	June 30	December 31
	2004	2003
(Restated - note 3)
ASSETS	(Unaudited)	(Audited)
Current
Cash and cash equivalents	$ 53,979	$ 14,191
Short-term investments	64,757	74,938
Accounts receivable, net of $nil provision for doubtful accounts	10,322	7,545
Inventories	5,777	6,612
Deferred loss and unrealized gain on commodity contracts	408	-
Prepaid expenses	2,319	1,289
Total Current Assets	137,562	104,575
Mineral property, plant and equipment - note 4	85,766	83,574
Investment and non-producing properties - note 5	84,434	83,873
Direct smelting ore	3,436	3,901
Other assets	4,826	3,960
Total Assets	$ 316,024	$ 279,883

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 9,135	$ 10,525
Advances for metal shipments	2,632	4,536
Current portion of bank loans and capital lease - note 7	14	2,639
Current portion of other non-current liabilities	426	4,948
Total Current Liabilities	12,207	22,648
Deferred revenue	780	865
Bank loans and capital lease - note 7	332	10,803
Liability component of convertible debentures - note 6	187	19,116
Provision for asset retirement obligation and reclamation	21,202	21,192
Provision for future income tax	19,035	19,035
Severance indemnities and commitments	3,158	2,126
Total Liabilities	56,901	95,785

SHAREHOLDERS' EQUITY
Share capital
Authorized: 100,000,000 common shares with no par value
Issued:
December 31, 2003 - 53,009,851 common shares
June 30, 2004 - 66,638,380 common shares	377,091	225,154
Equity component of convertible debentures - note 6	690	66,735
Additional paid in capital	11,858	12,752
Deficit	(130,516)	(120,543)
Total Shareholders' Equity	259,123	184,098
Total Liabilities and Shareholders' Equity	$ 316,024	$ 279,883

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
Consolidated Statements of Operations
(Unaudited - in thousands of US dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003
(Restated - note 3)		(Note 2)	(Restated - note 3)	(Note 2)
Revenue	$ 21,179	$ 12,553	$ 36,887	$ 20,375
Expenses
Operating	16,531	11,333	27,699	18,762
General and administration	1,202	582	2,005	983
Depreciation and amortization	2,008	462	4,153	933
Stock-based compensation	684	714	1,124	1,201
Reclamation	301	77	603	156
Exploration and development	1,137	492	1,665	988
Interest	289	178	757	337
	22,152	13,838	38,006	23,360

Loss from operations	(973)	(1,285)	(1,119)	(2,985)
Gain on sale of concessions (note 4)	3,583	-	3,583	-
Debt settlement expenses	(1,311)	-	(1,311)	-
Gain (loss) on commodity contracts	1,836	-	(378)	-
Other income	217	129	554	238
Net income (loss) for the period	$ 3,352	$ (1,156)	$ 1,329	$ (2,747)

Loss per share - note 8	$ (0.09)	$ (0.02)	$ (0.17)	$ (0.05)

Weighted average number of shares outstanding	65,073,833	51,947,530	59,564,028	50,849,874

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP..
Consolidated Statements of Cash Flows
(Unaudited - in thousands of US dollars)

	Three months ended	Six months ended
	June 30,	June 30,
	2004	2003	2004	2003
Operating activities	(Restated - note 3)		(Restated - note 3)
Net income (loss) for the period	$ 3,352	$ (1,156)	$ 1,329	$ (2,747)
Reclamation expenditures	(230)	-	(592)	-
Gain on sale of concessions	(3,583)	-	(3,583)	-
Items not involving cash
Depreciation and amortization	2,008	462	4,153	933
Interest accretion on convertible debentures	97	-	366	-
Stock-based compensation	684	714	1,124	1,201
Debt settlement expenses	1,208	-	1,208	-
Compensation expense	245	-	245	-
Asset retirement and reclamation accretion	301	77	603	156
Unrealized loss on commodity contracts	(2,065)	-	(408)	-
Operating cost provisions	358	146	853	499
Changes in non-cash working capital items	(1,880)	(3,389)	(5,196)	(2,840)
	495	(3,146)	102	(2,798)

Financing activities
Shares issued for cash	943	1,975	61,005	2,698
Shares issue costs	(96)	(7)	(180)	(7)
Convertible debentures payments	(11,213)	-	(13,520)	-
Capital lease repayment	(75)	(75)	(75)	(75)
Proceeds from bank loans	-	4,000	-	8,000
Repayment of bank loans	(12,614)	(406)	(13,021)	(938)
	(23,055)	5,487	34,209	9,678

Investing activities
Mineral property, plant and equipment expenditures	(2,665)	(3,648)	(6,008)	(8,063)
Investment and non-producing property expenditures	(318)	(255)	(554)	(377)
Acquisition of cash of subsidiary	-	-	-	2,393
Proceeds from sale of concessions	3,583	-	3,583	-
Proceeds from sale of marketable securities	10,434	-	10,456	-
Other	(2,000)	139	(2,000)	120
	9,034	(3,764)	5,477	(5,927)

(Decrease) increase in cash and cash equivalents during the period	(13,526)	(1,423)	39,788	953
Cash and cash equivalents, beginning of period	67,505	12,561	14,191	10,185
Cash and cash equivalents, end of period	$ 53,979	$11,138	$ 53,979	$ 11,138

Supplemental disclosure of non-cash financing and investing activities
Shares issued for compensation	$ 245	$ -	$ 245	$ -
Shares issued for acquisition of subsidiary	-	-	-	64,228
Shares issued for conversion of convertible debentures	88,848	-	88,848	-
See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
Consolidated Statements of Shareholders' Equity
For the six months ended June 30, 2004
(Unaudited - in thousands of US dollars, except for shares)

				Additional
	Common shares		Convertible	Paid in
	Shares	Amount	Debentures	Capital	Deficit	Total

Balance, December 31, 2002	43,883,454	$ 161,108	$ -	$ 1,327	$ (106,943)	$ 55,492
Stock-based compensation	-	-	-	2,871	-	2,871
Exercise of stock options	1,385,502	9,312	-	(1,471)	-	7,841
Exercise of share purchase warrants	100,943	509	-	-	-	509
Issued on acquisition of Corner Bay
Silver Inc.	7,636,659	54,203	-	-	-	54,203
Fair value of stock options granted	-	-	-	1,136	-	1,136
Fair value of share purchase warrants	-	-	-	8,889	-	8,889
Issue of convertible debentures	-	-	63,201	-	-	63,201
Accretion of convertible debentures	-	-	3,534	-	(3,534)	-
Convertible debenture issue costs	-	-	-	-	(3,272)	(3,272)
Issued as compensation	3,293	22	-	-	-	22
Net loss for the year	-	-	-	-	(6,794)	(6,794)
Balance, December 31, 2003	53,009,851	225,154	66,735	12,752	(120,543)	184,098
Stock-based compensation	-	-	-	1,124	-	1,124
Exercise of stock options	603,695	6,106	-	(2,018)	-	4,088
Exercise of share purchase warrants	539,834	1,918	-	-	-	1,918
Shares issued for cash	3,333,333	55,000	-	-	-	55,000
Shares issue costs	-	(180)	-	-	-	(180)
Shares issued on conversion of						-
convertible debentures (note 6)	9,135,043	88,848	(68,883)	-	(8,464)	11,501
Issued as compensation	16,624	245	-	-	-	245
Accretion of convertible debentures	-	-	2,838	-	(2,838)	-
Net income for the period (Restated)	-	-	-	-	1,329	1,329
Balance, June 30, 2004	66,638,380	$ 377,091	$ 690	$ 11,858	$ (130,516)	$ 259,123

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2004 and 2003 and for the three months and six months then ended

(Tabular amounts are in thousands of US dollars, except for shares)

1.

Basis of presentation

These unaudited interim consolidated financial statements are expressed in United States dollars and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which are more fully described in the annual audited consolidated financial statements for the year ended December 31, 2003 which is included in the Company’s 2003 Annual Report.  These statements do not include all of the disclosures required by Canadian GAAP for annual financial statements.  Certain comparative figures have been reclassified to conform to the current presentation.  Significant differences from United States generally accepted accounting principles are described in note 10.

In management’s opinion, all adjustments necessary for fair presentation have been included in these financial statements.

2.

Change in accounting policies (Restated)

a)

During the fourth quarter 2003 the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with recommendation of CICA 3870, “Stock-based Compensation and Other Stock-based Payments”.  As permitted by CICA 3870, the Company has applied this change retroactively for new awards granted on or after January 1, 2002.  Stock-based compensation awards are calculated using the Black-Scholes option pricing model.  Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options were granted.

Using the fair value method for stock-based compensation, the Company recorded an additional charge to earnings of $1,124,000 for the six months ended June 30, 2004 (six months ended June 30, 2003 - $1,201,000) for stock options granted to employees and directors.  The fair value of the stock options granted during the six months ended June 30, 2004 was determined using an option pricing model assuming no dividends were paid, a weighted average volatility of the Company’s share price of 58 per cent, weighted average expected life of 3.5 years and weighted average annual risk free rate of 4.03 per cent.

b)

During the fourth quarter of 2003, the Company changed its accounting policy on a retroactive basis with respect to accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of long-lived assets.  The Company adopted CICA 3110 “Asset Retirement Obligations” whereby the fair value of the liability is initially recorded and the carrying value of the related asset is increased by the corresponding amount.  The liability is accreted to its present value and the capitalized cost is amortized over the useful life of the related asset.  The change in accounting policy did not have a significant impact on reported results of operations in any period presented.

c)

Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 13, Hedging Relationships ("AcG-13").  AcG-13 specifies the conditions under which hedge accounting is appropriate and includes requirements for the identification, documentation and designation of hedging relationships, sets standards for determining hedge effectiveness, and establishes criteria for the discontinuance of hedge accounting.  The adoption of AcG-13 had the effect of increasing unrealized loss on commodity contracts and deferred loss on commodity contracts by $1.5 million, as of January 1, 2004.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2004 and 2003 and for the three months and six months then ended

(Tabular amounts are in thousands of US dollars, except for shares)

3.

Restatement

In 2004, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program.  In the fourth quarter of 2005 it was concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc) ,its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts do not qualify for hedge accounting under AcG-13, Hedging Relationships.  As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005.

Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period.  In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled.  The effects of the change in accounting treatment are summarized in the tables below:

	As Previously Reported	As Restated
	June 30	June 30
	2004	2004
Consolidated Balance Sheets

Deferred loss and unrealized gain on commodity contracts	$-	$408
Deficit	$(130,924)	$(130,516)

	As Previously Reported	As Restated
Consolidated Statement of Operations	Three Month Ended	Three Month Ended
	June 30, 2004	June 30, 2004

Revenue	$20,950	$21,179
Mine operating earnings	$2,411	$2,640
Gain on commodity contracts	$-	$1,836
Net income for the period	$1,287	$3,352
Adjusted net loss for the period attributable to common shareholders	$(7,895)	$(5,830)
Basic and diluted loss per share	$(0.12)	$(0.09)

	As Previously Reported	As Restated
Consolidated Statement of Operations	Six Month Ended	Six Month Ended
	June 30, 2004	June 30, 2004
Revenue	$36,101	$36,887
Mine operating earnings	$4,249	$5,035
Loss on commodity contracts	$-	$(378)
Net income for the period	$921	$1,329
Adjusted net loss for the period attributable to common shareholders	$(10,381)	$(9,973)
Basic and diluted loss per share	$(0.17)	$(0.17)

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2004 and 2003 and for the three months and six months then ended

(Tabular amounts are in thousands of US dollars, except for shares)

4.

Mineral property, plant and equipment

Mineral property, plant and equipment consist of:

	June 30, 2004			December 31, 2003
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Mineral properties
La Colorada mine, Mexico	$4,153	$-	$4,153	$4,153	$-	$4,153
Huaron mine, Peru	1	-	1	1	-	1
	4,154	-	4,154	4,154	-	4,154

Plant and equipment
La Colorada mine, Mexico	12,446	(756)	11,690	10,332	(360)	9,972
Huaron mine, Peru	14,417	(4,083)	10,334	14,417	(3,426)	10,991
Quiruvilca mine, Peru	15,410	(15,410)	-	15,410	(15,410)	-
Other	3,229	(540)	2,689	3,161	(503)	2,658
	45,502	(20,789)	24,713	43,320	(19,699)	23,621

Mine development and others
La Colorada mine, Mexico	33,030	(2,337)	30,693	31,892	(1,113)	30,779
Huaron mine, Peru	35,500	(9,294)	26,206	32,820	(7,800)	25,020
Quiruvilca mine, Peru	10,046	(10,046)	-	10,046	(10,046)	-
	78,576	(21,677)	56,899	74,758	(18,959)	55,799

	$128,232	$(42,466)	$85,766	$122,232	$(38,658)	$83,574

On June 28, 2004 the Company completed the sale of certain surface properties and mineral concessions to Barrick Gold Corporation for $3,583,000.  Due to the write-off of the Quiruvilca mine in 2002 these properties and concessions had a $nil carrying value and recognized a gain of $3,583,000.

5.

Investment and non-producing properties

Acquisition costs of mineral development properties together with costs directly related to mine development expenditures are deferred.  Exploration expenditures on investment properties are charged to operations in the period they are incurred.

Investment and non-producing properties consists of:

June 30		December 31
	2004	2003
Investment properties
Waterloo, USA	$1,000	$1,000
Tres Cruces, Hog Heaven and others	785	785
	1,785	1,785
Non-producing properties
Alamo Dorado, Mexico	80,637	80,076
Manantial Espejo, Argentina	2,012	2,012
	82,649	82,088
	$84,434	$83,873

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2004 and 2003 and for the three months and six months then ended

(Tabular amounts are in thousands of US dollars, except for shares)

6.

Convertible debentures

In 2003 the Company completed an offering of $86,250,000 convertible, unsecured senior subordinated debentures (the “Debentures), which mature on July 31, 2009.  The Debentures bear interest at a rate of 5.25 per cent per annum, payable semi-annually on January 31 and July 31 of each year, beginning on January 31, 2004.  The Company has the option to discharge interest payments from the proceeds on the sale of common shares of the Company issued to a trustee for the purposes of converting such shares into cash.

In March 2004 the Company announced the terms of an offer (the “Offer”), which was open between April 7, 2004 and May 21, 2004, to induce the holders of the Debentures to convert their holdings into 106.929 common shares of the Company plus cash of $131.25 for every $1,000 principal amount of the Debentures.  Pursuant to this Offer the Company issued 9,135,043 common shares and made cash payments totaling $11,213,000 to the holders of $85,431,000 principal amount of the Debentures which accepted the Company’s offer for conversion.  Debt settlement expenses of $1,311,000 for interest, professional and other fees have been charged to earnings.

7.

Bank loans

During the second quarter of 2004, the Company repaid both its Huaron pre-production and La Colorada project loan facilities by making payments totaling $12,614,000.

The La Colorada project loan with the International Financial Corporation stipulates that the Company will be required to make an additional payment on the May 15th of each year until 2009 if the average price of silver for the preceding calendar year exceeded $4.75 per ounce.  Such payment would be equal to 20 per cent of the positive difference between the average price of silver for the year and $4.75 multiplied by the number of ounces of silver produced divided by $9,500,000 and multiplied by the scheduled loan balance at the end of the year.  As at June 30, 2004, the Company has accrued $358,000 with respect to this additional payment.  This additional payment is treated as a royalty for accounting purposes and had been recorded as a reduction against our metal sales.

8.

Share capital

During the six-month period ended June 30, 2004 the Company:

i)

issued 9,135,043 common shares at a value of $88,848,000 to the holders of $85,431,000 principal amount, senior subordinated convertible debentures to induced conversion of the convertible debentures;

ii)

issued 3,333,333 common shares at $16.50 per share, for net proceeds of $54,820,000, after legal, accounting and other fees;

iii)

issued 603,695 common shares for proceeds of $4,088,000 in connection with the exercise of employees and directors stock options;

iv)

issued 539,834 common shares for proceeds of $1,918,000 in connection with the exercise of share purchase warrants; and

v)

issued 16,624 common shares at a value of $245,000 for compensation expense.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2004 and 2003 and for the three months and six months then ended

(Tabular amounts are in thousands of US dollars, except for shares)

The following table summarizes information concerning stock options outstanding as at June 30, 2004:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Year of Expiry	Number Outstanding as at June 30, 2004	Weighted Average Remaining Contractual Life (months)	Number Exercisable as at June 30, 2004	Weighted Average Exercise Price
$3.39 - $6.90	2004	5,036	1.70	5,036	$6.88
$8.95	2005	44,077	8.10	44,077	$8.95
$3.73 - $7.27	2006	134,666	22.52	98,000	$4.69
$7.21 - $7.53	2007	404,000	40.95	370,000	$7.49
$6.64 - $10.76	2008	574,231	48.49	69,231	$7.43
$12.31 - $16.79	2009	382,000	56.38	142,000	$13.87
$3.73	2010	222,000	77.60	222,000	$3.73
		1,766,010	49.01	950,344	$8.37

During the six months ended June 30, 2004, the Company recognized $1,124,000 of stock compensation expense consisting of $563,000 for options issued in 2004 and $561,000 for options issued in 2003.

As at June 30, 2004 there were warrants outstanding to allow the holders to purchase 3,814,662 common shares of the Company at Cdn$12.00 per share.  These warrants expire on February 20, 2008.

9.

Loss per share (Restated)

The following table presents the adjustments to net income (loss) to arrive at the net loss available to common shareholders in computing basic loss per share.

	Three months			Six months
		ended		ended
	June 30,			June 30,
	2004		2003	2004	2003
			(Note 2)		(Note 2)
Net income (loss) for the period	$3,352		$(1,156)	$1,329	$(2,747)
Adjustments:
Charges relating to conversion of
convertible debentures	(8,464)		-	(8,464)	-
Accretion of convertible, unsecured senior
subordinated debentures	(718)		-	(2,838)	-
Adjusted net loss for purpose of
determining basic loss per share	$(5,830)		$(1,156)	$(9,973)	$(2,747)
Loss per share	$(0.09)		$(0.02)	$(0.17)	$(0.05)

For the six months ended June 30, 2004, potentially dilutive securities totaling 5,666,252 shares (2003 – 6,723,475) have been excluded from the calculation, as their effect would be anti-dilutive.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2004 and 2003 and for the three months and six months then ended

(Tabular amounts are in thousands of US dollars, except for shares)

10.

Segmented information (Restated)

Substantially all of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

Segmented disclosures and enterprise-wide information are as follows:

For the three months ended June 30, 2004
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 21,757	$ (578)	$ -	$ 21,179
Net income (loss) for the period	5,736	(1,440)	(944)	3,352
Segmented assets	$ 114,688	$ 111,852	$ 89,484	$ 316,024

For the three months ended June 30, 2003 (Note 2)
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 12,553	$ -	$ -	$ 12,553
Net income (loss) for the period	367	(1,260)	(263)	(1,156)
Segmented assets	$ 93,409	$ 7,673	$ 86,290	$ 187,372

For the six months ended June 30, 2004
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 38,152	$ (1,265)	$ -	$ 36,887
Net income (loss) for the period	7,018	(4,241)	(1,448)	1,329
Segmented assets	$ 114,688	$ 111,852	$ 89,484	$ 316,024

For the six months ended June 30, 2003 (Note 2)
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 20,375	$ -	$ -	$ 20,375
Net loss for the period	(14)	(2,124)	(609)	(2,747)
Segmented assets	$ 93,409	$ 7,673	$ 86,290	$ 187,372

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2004 and 2003 and for the three months and six months then ended

(Tabular amounts are in thousands of US dollars, except for shares)

11.

Subsequent event

As previously announced on February 9, 2004 the Company has launched its $36,700,000 cash offer, through the Peru Stock Exchange, to purchase the voting shares of Compania Minera Argentum S.A. (“Argentum”).  Argentum’s principal asset is the Morococha silver mine located in central Peru, 150 kilometres northeast of Lima.  The Company has a lock-up agreement to acquire 92 per cent of Argentum’s voting shares.  The offer is expected to close in the third quarter 2004.

In addition, the Company has acquired, for $1,500,000, 100 per cent of Compania Minera Natividad (“Natividad”), which holds numerous adjacent mineral concessions in proximity to the Morococha mine.  The Company intends to combine Natividad with Argentum, which will give the Company an 81 per cent interest in the Morococha silver mine.

Second Quarter 2004 Management’s Discussion and Analysis

Management's Discussion and Analysis (“MD&A”) presented below reflects the effects of the restatement on the consolidated financial statements as at June 30, 2004 and for the three and six month periods ended June 30, 2004. See "Restatement" below for further discussion of this matter.  Apart from revisions described under “Restatement” below, this MD&A has not been revised for new events or developments.

The MD&A focuses on significant factors that affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  The MD&A should be read in conjunction with the unaudited consolidated financial statements for the three months ended June 30, 2004 and the related notes contained herein.

The significant accounting policies are outlined within Note 2 to the Consolidated Financial Statements of the Company for the year ended December 31, 2003. These accounting policies have been applied consistently for the six months ended June 30, 2004.

Restatement

In 2004, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program.  In the fourth quarter of 2005 it was concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc) ,its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts do not qualify for hedge accounting under AcG-13, Hedging Relationships.  As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005

Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period.  In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled.  The effects of the change in accounting treatment are summarized in the tables below:

	As Previously Reported	As Restated
	June 30	June 30
	2004	2004
Consolidated Balance Sheets

Unrealized gain on commodity contracts	$-	$408
Deficit	$(130,924)	$(130,516)

	As Previously Reported	As Restated
Consolidated Statement of Operations	Three Month Ended	Three Month Ended
	June 30, 2004	June 30, 2004

Revenue	$20,950	$21,179
Mine operating earnings	$2,411	$2,640
Gain on commodity contracts	$-	$1,836
Net income for the period	$1,287	$3,352
Adjusted net loss for the period attributable to common shareholders	$(7,895)	$(5,830)
Basic and diluted loss per share	$(0.12)	$(0.09)

	As Previously Reported	As Restated
Consolidated Statement of Operations	Six Month Ended	Six Month Ended
	June 30, 2004	June 30, 2004
Revenue	$36,101	$36,887
Mine operating earnings	$4,249	$5,035
Loss on commodity contracts	$-	$(378)
Net income for the period	$921	$1,329
Adjusted net loss for the period attributable to common shareholders	$(10,381)	$(9,973)
Basic and diluted loss per share	$(0.17)	$(0.17)

This change in accounting treatment has no impact on our cash flows.  The details of our commodity and foreign currency forward contracts, which we have previously disclosed, have not changed and Management believes that they continue to serve Pan American as a prudent risk management tool.  Pan American does not hedge its future silver production.

Significant Events and Transactions of the Second Quarter

The Company made an offer to induce conversion by the holders of its 5.25 per cent convertible unsecured senior subordinated debentures (the “Debentures”) between April 7, 2004 and May 21, 2004.  Approximately $85.4 million or 99 per cent of the Debenture holders elected to accept the Company’s offer and received $131.25 in cash plus 106.929 common shares of the Company per $1,000 principal amount of the Debentures.  The cash component of the offer represented the interest that the Company would have paid on the Debentures up until July 31, 2006, when the Company would, under certain circumstances, have the right to force conversion.  In addition, the offer incorporated an additional 2.4358 shares per $1,000 principal amount of Debentures converted, equal to a 4 per cent premium.  The Company issued 9,135,043 common shares and paid cash of $11.21 million pursuant to this offer.

The Company prepaid the $9.5 million La Colorada construction loan on May 17, 2004 from the International Finance Corporation.  Pan American also prepaid the Huaron project loan by making a $3.1 million payment of principal and accrued interest on April 16, 2004.

The Company has initiated the final steps necessary to complete the Morococha Mine acquisition, which was announced in February 2004.  The purchase is expected to close in August but the Company has already taken over effective control of the mining operations and accounting functions.  As part of the negotiated lock-up agreement for the voting shares of Compañía Minera Argentum S.A. (“Argentum”), which holds the Morococha mine, the net earnings from Morococha since November 1, 2003, estimated at $4.5 million, have been retained in Argentum as cash and receivables.  Assuming the Morococha purchase closes in August as is expected currently, the mine should contribute 1.4 million ounces of silver to Pan American’s production in 2004 at a cash cost of $3.25 per ounce.  Over the longer term Morococha will add approximately 3.5 million ounces of annual silver production at a cash cost of less than $3.00 per ounce.

The La Colorada mine in Mexico reached commercial production on January 1, 2004 after a $20 million expansion, which started in late 2002.  As such, all revenue and expense items were recognized in the statement of operations in the first six months of 2004, which have previously been capitalized during this expansion period. This change in accounting treatment gives rise to several significant differences when comparing the consolidated statement of operations for the second quarter of 2004 with the corresponding period in 2003.

On June 23, 2004 the Peruvian congress approved a royalty on mining companies of between 1 and 3 per cent based on the value of annual concentrate sales.  The Company anticipates that its operations in Peru will be subject to the royalty calculated at 1 per cent, which is expected to total between $0.5 million to $1.0 million per year for the Huaron, Quiruvilca and Morococha mines combined.  While there is still some uncertainty as to how this law will be implemented, the Ministries of Energy & Mines and Economy & Finance are expected to publish regulations clarifying this law by the end of August 2004.

Results of Operations

For the three months ended June 30, 2004 the Company’s net income was $3.4 million (a loss per share of $0.09 after adjusting for charges associated with the early conversion and accretion of the Debentures) compared to a net loss of $1.16 million ($0.02 per share) for the corresponding period in 2003.  The Company generated net income of $1.3 million for the six-month period ended June 30, 2004 compared to a loss of $2.75 million for the corresponding period in 2003.

The Company’s improved results for the second quarter of 2004 relative to the same period in 2003 was due in part to a $3.58 million gain on the sale of surplus land at the Quiruvilca mine and to significantly improved operating margins, offset by a charge of $1.31 million relating to the conversion of the Debentures, higher depreciation and amortization, exploration and general and administrative charges.  Revenue from metal sales was 67 per cent higher in the second quarter of 2004 and 77 percent higher in the first six months of 2004 compared to the corresponding periods in 2003.  Excluding the increase in revenue as a result of the La Colorada mine reaching commercial production on January 1, 2004, metal sales still increased by almost 50 per cent for the three and six-month periods ended June 30, 2004 relative to the corresponding periods in 2003 due to higher realized metal prices and slightly more tonnes of concentrate sold.  Revenues for the second quarter of 2004 increased 38 per cent from the first quarter of 2004 due to the shipment of larger volumes of concentrates.  Our customers largely control the timing of concentrate shipments, which are essential for revenue recognition purposes and as a result our revenue profile can vary significantly between quarters even when production has been relatively stable.  The table below sets out select quarterly results for the past ten quarters, stated in thousands of US dollars, except per share amounts.

Year	Quarter (unaudited)	Revenue	Operating Profit (1)	Net income (loss) for the period	Net loss per share
2004	June 30	$21,179	$4,648	$3,352	($0.09)	(2)
	March 31	$15,708	$4,540	($2,023)	($0.08)	(2)
2003	Dec. 31	$12,857	$2,041	($2,840)	($0.05)
	Sept. 30	$11,890	$1,690	($1,125)	($0.10)
	June 30	$12,553	$1,220	($1,156)	($0.02)
	March 31	$7,822	$393	($1,573)	($0.03)
2002	Dec. 31	$12,084	$379	($14,040)	($0.35)
	Sept. 30	$11,195	($252)	($17,387)	($0.40)
	June 30	$11,615	$808	($1,247)	($0.03)
	March 31	$10,199	$997	($1,303)	($0.03)

(1) Operating Profit/(Loss) is equal to total revenues less direct mine operating expenses
(2) Includes charges associated with the early conversion and accretion of the Debentures

Operating costs for the three months ended June 30, 2004 were $16.53 million, significantly higher than the second quarter of 2003.  La Colorada achieving commercial production is the principal reason for this increase, partially offset by the fact that Quiruvilca lowered its operating costs compared to the second quarter of 2003 due to closing the high cost North Zone in August of 2003.

Pan American’s gross margin ratio (the difference between revenue and operating costs divided by operating costs) improved to 28 per cent for the three months ended June 30, 2004 from 11 per cent for the comparable period last year.  This improvement is due in large part to higher metals prices for all of the metals that the Company produces and to a lesser extent from a reduction in operating costs per ounce of silver produced.

Depreciation and amortization charges for the second quarter increased significantly to $2.0 million from $0.46 million a year before.  Again, La Colorada achieving commercial production is the principal reason for this increase but depreciation and amortization has also increased as a direct result of the Company’s adoption of CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations”, which required the Company to increase its asset carrying values by $7.9 million as at December 31, 2003.  The amortization of these higher asset values on a unit of production basis has resulted in increased depreciation charges.

For the three and six-month periods ended June 30, 2004, general and administration costs have increased significantly from a year ago reflecting increased staffing costs to manage the Company’s continued growth, a stronger Canadian dollar, legal expenses relating to the conversion offer to the debentures holders and increased travel costs.

The Company recognized $0.68 million stock-based compensation expense in the second quarter of 2004, as a result of adopting CICA Handbook Section 3870 – “Stock-Based Compensation” in the fourth quarter of 2003. On a restated basis, the comparable expense recorded in the quarter ended June 30, 2003 was $0.71 million.

Reclamation expense of $0.3 million in the second quarter of 2004 relates to the accretion of the liability that the Company recognized by adopting CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations” as at December 31, 2003.  Pursuant to this section, the Company recognized the expected fair value of future site restoration costs as a liability, which is accreted to its anticipated future value with a corresponding charge to the statement of operations. There has been no change to the Company’s expectations of future site restoration costs during the quarter.

Exploration and development expenses for the second quarter and six-month period increased relative to 2003 reflecting the Company’s active development program at Manantial Espejo and other costs.

Other income represents primarily interest received from the cash balances the Company maintained during the quarter, which were substantially higher than a year ago from proceeds of the Debentures, together with the equity financing completed in March 2004.

Production

Pan American produced 2,399,395 ounces of silver in the second quarter of 2004, a 19 per cent increase from the corresponding period in 2003.  Significant increases in silver production were achieved at La Colorada and the Pyrite Stockpile operation.  Quiruvilca was able to produce the same quantity of silver in the second quarter of 2004 as it had a year before by processing 25 per cent fewer tonnes, but with higher silver grades after the closure of the high-cost North Zone in August 2003.  The Huaron mine was able to overcome a challenging first quarter and recorded increased production and lower operating costs in the second quarter.  We expect this trend to continue over the remainder of the year with Huaron producing 4.375 million ounces of silver in 2004 at cash costs around $3.75 per ounce.

While second-quarter production from the La Colorada mine increased to 415,828 ounces as compared to 229,557 ounces in 2003, production rates and cash production costs have been disappointing.  The Company now estimates that total silver production from La Colorada for 2004 will be 1.8 million ounces, approximately 40per cent lower than anticipated at the start of the year.  As a consequence, cash costs will also be significantly higher than predicted at $5.50 per ounce for the year.  A combination of events has contributed to the disappointing results: worse than expected ground conditions, which have slowed both development and mining; increased dewatering requirements; and areas of high clay refractory ore, which have negatively impacted recoveries and mill throughput.  A revised mining and processing plan has been developed and is now being implemented to address all of these issues.  The primary component of the plan will see a switch to a more selective narrow vein mining method, which will decrease tonnage but substantially increase grades. The Company still expects La Colorada to achieve an annualized production rate of 3.5 million ounces at cash costs of less than $3.50 per ounce, however, the timing will be determined by the speed of dewatering and execution of the new mine plan.

Consolidated cash costs for the second quarter of 2004 were $4.05 per ounce compared to $4.40 per ounce in the second quarter of 2003, due to higher silver production coupled with a larger by-product credit from base metal sales.  Cash costs improved significantly at both Huaron and Quiruvilca, but were offset by higher than expected costs at La Colorada.  The Company expects consolidated cash costs to continue to decrease with improvements at La Colorada and is still estimating consolidated silver production of approximately 11.5 million ounces at a cash cost of $3.65 per ounce for 2004.

Liquidity and Capital Resources

At June 30, 2004, cash and cash equivalents plus short-term investments were $118.74 million, a $24.06 million decrease from March 31, 2004.  Cash flow from financing activities in the second quarter was a negative $23.06 million, primarily due to an $11.21 million cash payment equivalent to the interest that the Company would have paid to the Debenture holders up until July 31, 2006 and repayment of bank loans of $12.61 million.  Operating activities generated $0.5 million after non-cash working capital movements absorbed $1.88 million due mostly to a reduction of accounts payable and repayment of advances for metal shipments.  Investing activities yielded $9.03 million in cash and consisted primarily of liquidating $10.44 million of short-term investments, receiving $3.58 million on the sale of land at Quiruvilca offset by expenditures on property, plant and equipment of $2.49 million.

Working capital at June 30, 2004 was $125.4 million, a reduction of $1.6 million from the March 31, 2004.  The decrease is reflected largely in a $24.06 million decrease in cash and cash equivalents and a $23.75 million decrease in current liabilities following the repayment of debt and reduction of accounts payable.

Capital resources at June 30, 2004 amounted to shareholders’ equity of $259.123 million, capital leases of $0.47 million and deferred revenue of $0.78 million.  At June 30, 2004, the Company there were 66,638,380 common shares issued and outstanding.

Pan American mitigates the price risk associated with its base metal production by selling some of its forecasted base metal production under forward sales contracts.  The Company generated a gain on commodity contracts in the second quarter of 2004 totaling $0.63 million.  At June 30, 2004, the Company had sold forward 19,055 tonnes of zinc at a weighted average price of $1,044 per tonne ($0.474 per pound) and 9,970 tonnes of lead at a weighted average price of $731 per tonne ($0.332 per pound). The forward sales commitments for zinc represent approximately 55 per cent of the Company’s forecast zinc production until June 2005.  The lead forward sales commitments represent approximately 46 per cent of the Company’s forecast lead production until June 2005. At June 30, 2004, the cash offered prices for zinc and lead were $981 and $884 per tonne, respectively. The mark to market value at June 30, 2004 was a positive $0.1 million and at the date of this MD&A was a negative $0.1 million.

In June 2004, the Company fixed the price of 300,000 ounces of June’s in-concentrate silver production, which is due to be priced in July and August.  The price fixed for these ounces averaged $6.16 per ounce while the spot price of silver was $5.91 on June 30, 2004.

Exploration and Development Activities

At Huaron, the recently completed $1 million exploration drilling program successfully intersected several ore grade zones which could add significantly to mineable ore reserves.  A further $1.0 million will be spent on exploration drilling this year, which will form part of feasibility study to expand the mine’s production.  The costs of these programs are being capitalized.

In Argentina, infill drilling at the 50 per cent owned Manantial Espejo silver-gold project was completed and has confirmed continuity of gold and silver mineralization in the primary vein systems.  Hatch Engineers is currently developing an operating and capital cost estimate for the project and the results of this scoping study, which incorporates a completed resource estimate, are expected to be available in September. The feasibility study for the project is expected to be completed by early 2005.  Pan American’s share of the feasibility costs in 2004 is expected to be approximately $1.6 million, which are being expensed as incurred.

At Alamo Dorado in Mexico, Pan American has concluded that a milling operation as opposed to a heap leach processing facility, which was contemplated in the original feasibility, will yield the best economic return.  Progress has been made towards securing water rights and towards the permitting required for explosive storage.  AMEC Simons Mining & Metals are in the process of completing a capacity optimization study incorporating optimal pit designs, which will culminate in the Company being in a position to complete a mill option feasibility study and take a production decision by the end of the year.  The costs associated with ongoing permitting and related feasibility costs are being capitalized.

At the San Vicente property, a small-scale test mining program has produced 247,494 ounces of silver in the first half of the year to Pan American’s account, at the same time as the Company has continued to move forward with a feasibility study.  EMUSA, a Bolivian mining company, will continue to carry out the test mining program under a site services agreement.

Subsequent Event

The Company has launched its $36.7 million cash offer, through the Peru Stock Exchange, for 100 per cent of the voting shares of Argentum, which is expected to close in August.  On February 9, 2004 Pan American announced the signing of a binding agreement with a number of individuals to purchase 92 per cent of the voting shares of Argentum.

Pan American has acquired 100 per cent of Compañía Minera Natividad (“Natividad”) for $1.5 million, which holds numerous mineral concessions adjacent to the Morococha mine.